UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports First Quarter 2022 Financial Results

•	Revenue for the first three months of 2022 reached $247.5 million, a 7.0% increase year-over-year on a comparable basis[1] and a 7.7% decrease year-over-year.

•	Adjusted EBITDA was $173.6 million for the first three months of 2022, a 4.8% increase year-over-year on a comparable basis[1] and a 1.4% year-over-year increase.

•	Net loss for the first quarter of 2022 attributable to the Company was $12.0 million, compared with a net loss of $19.2 million in the first quarter of 2021.

•	Cash available for distribution (“CAFD”) increased by 6.3% year-over-year up to $54.4 million in the first quarter of 2022.

•	Quarterly dividend of $0.44 per share approved by the Board of Directors.

•	$140 - 150 million in equity investments already closed or earmarked for 2022.

May 9, 2022 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first quarter of 2022. Revenue for the first quarter of 2022 was $247.5 million, a 7.7% decrease compared with the first quarter of 2021. On a comparable basis1, the revenue increased by 7.0%. Adjusted EBITDA was $173.6 million, a 1.4% increase compared to the first quarter of 2021 and a 4.8% increase on a comparable basis1. CAFD was $54.4 million, a 6.3% rise compared with $51.2 million in the first quarter of 2021. CAFD per share2 was $0.48, a 4.0% increase compared to the same period of the previous year.

[1]	On a constant currency basis and excluding the non-recurrent Rioglass solar project revenue for the first three months of 2022 compared with the same period in 2021.
[2]	CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2022	2021
Revenue	$247,452	$268,178
Profit/(loss) for the period attributable to the Company	(12,042)	(19,172)
Adjusted EBITDA	173,626	171,249
Net cash provided by operating activities	137,315	147,155
CAFD	54,409	51,237

Key Performance Indicators

	Three-month period ended March 31,
	2022	2021
Renewable energy
MW in operation[3]	2,044	1,591
GWh produced[4]	1,094	606
Efficient natural gas & heat
MW in operation[5]	398	343
GWh produced[6]	625	542
Availability (%)	100.3%	98.3%
Transmission lines
Miles in operation	1,229	1,166
Availability (%)	99.9%	100.0%
Water
Mft[3] in operation[3]	17.5	17.5
Availability (%)	104.5%	97.5%

[3]
Represents total installed capacity in assets owned or consolidated for the three-month period ended March 31, 2022 and 2021, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

[4]	Includes 49% of the U.S. wind portfolio Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
[5]	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to Calgary District Heating.
[6]	GWh produced includes 30% share of the production from Monterrey.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2022	2021
Revenue by geography
North America	$74,304	$60,585
South America	38,528	38,308
EMEA	134,620	169,285
Total Revenue	$247,452	$268,178

Adjusted EBITDA by geography
North America	$58,266	$40,287
South America	29,129	29,943
EMEA	86,231	101,019
Total Adjusted EBITDA	$173,626	$171,249

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2022	2021
Revenue by business sector
Renewable energy	$182,101	$199,679
Efficient natural gas & heat	25,327	28,408
Transmission lines	26,620	26,614
Water	13,404	13,477
Total Revenue	$247,452	$268,178

Adjusted EBITDA by business sector
Renewable energy	$122,223	$117,036
Efficient natural gas & heat	21,699	23,182
Transmission lines	20,523	21,203
Water	9,181	9,828
Total Adjusted EBITDA	$173,626	$171,249

Production in the renewable energy portfolio increased by 80.5% for the first quarter of 2022 compared with the first quarter of 2021 mainly thanks to the contribution from recent investments and higher wind resource and production in our wind assets that compensated a lower production in solar assets due mostly to lower solar radiation in some regions.

In our efficient natural gas and heat, transmission lines and water segments, where revenue is based on availability, we maintained very high availability levels.

Liquidity and Debt

As of March 31, 2022, cash at Atlantica’s corporate level was $113.1 million, compared with $88.3 million as of December 31, 2021. Additionally, as of March 31, 2022, the Company had $393.5 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $506.6 million, compared with $528.3 million as of December 31, 2021. On May 5, 2022, the Revolving Credit Facility’s maturity was extended to December 31, 2024.

As of March 31, 2022, net project debt7 was $4.41 billion, compared with $4.50 billion as of December 31, 2021, while net corporate debt8 was $943.0 million, compared with $934.8 million as of December 31, 2021. As of March 31, 2022, the net corporate debt / CAFD pre-corporate debt service ratio9 was 3.3x and our average corporate debt maturity stood at approximately five years.

Dividend

On May 5, 2022, the Board of Directors of Atlantica approved a dividend of $0.44 per share. This dividend is expected to be paid on June 15, 2022 to shareholders of record as of May 31, 2022.

Growth

Atlantica has continued deploying capital according to plan and in 2022 the Company has already closed or earmarked investments in the range of $140 to $150 million:

•
Chile TL4: In January 2022, Atlantica closed the acquisition of a 63-mile transmission line in Chile for a total equity investment of $47 million, including $8 million expected to be invested in 2022 or 2023 in an expansion of the asset. The asset has a long-term PPA in place, denominated in U.S. dollars, with an inflation escalator.

•
Italy: Atlantica closed the acquisition of two portfolios of PV plants in Italy with a combined capacity of approximately 6 MW. The total equity investment was approximately $8 million. The assets have a 10-year regulated feed in tariff remuneration.

[7]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[8]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[9]
Net corporate leverage is calculated as corporate net debt divided by midpoint 2022 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

•
In addition, Atlantica has closed or earmarked investments for 2022 in the range of $80 to $90 million including projects under construction. We are currently working on the construction of three PV plants with 15-year PPAs and a combined capacity of 40 MW.

2022 Guidance

Atlantica is reaffirming its guidance for 2022 and continues to target Adjusted EBITDA of between $810 million and $870 million and CAFD of between $230 million and $250 million.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Monday, May 9, 2022, at 8:15 am (New York time).

In order to access the conference call participants should dial: + 1-631-510-7495 (US), +44 (0) 844-571-8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 3687854. Atlantica advises participants to access the conference call at least 20 minutes in advance.

The senior management team will also hold meetings with investors during the month of May at the Citi 2022 Global Energy, Utilities and Climate Technology Conference in Boston, at the Credit Suisse 2022 Renewables and Utilities Conference in New York City and ant the EIC 2022 Investor Conference in Florida.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "plan", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected investments in expansions; equity investment; estimated returns and cash available for distribution (“CAFD”) estimates and targets; net corporate leverage based on CAFD estimates; the use of non-GAAP measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

The CAFD, Adjusted EBITDA, CAFD per share and other guidance incorporated into this press release are estimates as of May 9, 2022. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc published its First Quarter 2022 Financial Results. We disclaim any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, finance expense net, depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded share of profit/(loss) of associates carried under the equity method and did not include Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (112,741,249 for the three-months ended on March 31, 2022, and 110,386,056 for March 31, 2021).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended March 31, 2022 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2022	2021
Revenue	$247,452	$268,178
Other operating income	19,373	22,621
Employee benefit expenses	(19,469)	(18,701)
Depreciation, amortization, and impairment charges	(100,925)	(83,541)
Other operating expenses	(87,933)	(104,146)
Operating profit	$58,498	$84,409
Financial income	992	1,112
Financial expense	(83,402)	(85,166)
Net exchange differences	3,073	(112)
Other financial income/(expense), net	(1,130)	2,975
Financial expense, net	$(80,467)	$(81,192)
Share of profit/(loss) of associates carried under the equity method	8,221	960
Profit/(loss) before income tax	$(13,748)	$4,177
Income tax	3,906	(15,241)
Profit/(loss) for the period (continued operations)	$(9,842)	$(11,064)
Loss/(profit) attributable to non-controlling interests	(2,200)	(8,108)
Profit/(loss) for the period attributable to the Company	$(12,042)	$(19,172)
Weighted average number of ordinary shares outstanding (thousands)	112,741	110,386
Weighted average number of ordinary shares diluted (thousands)	116,894	113,733
Basic earnings per share (U.S. dollar per share)	$(0.11)	$(0.17)
Diluted earnings per share (U.S. dollar per share)	$(0.10)	$(0.17)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2022	As of December 31, 2021
Non-current assets
Contracted concessional assets	$7,931,882	$8,021,568
Investments carried under the equity method	285,029	294,581
Financial investments	118,944	96,608
Deferred tax assets	159,045	172,268
Total non-current assets	$8,494,900	$8,585,025
Current assets
Inventories	$33,940	$29,694
Trade and other receivables	301,711	307,143
Financial investments	185,916	207,379
Cash and cash equivalents	739,001	622,689
Total current assets	$1,260,568	$1,166,905
Total assets	$9,755,468	$9,751,930
Equity and liabilities
Share capital	$11,410	$11,240
Share premium	924,242	872,011
Capital reserves	969,519	1,020,027
Other reserves	235,825	171,272
Accumulated currency translation differences	(138,203)	(133,450)
Accumulated deficit	(408,275)	(398,701)
Non-controlling interest	207,978	206,206
Total equity	$1,802,496	$1,748,605
Non-current liabilities
Long-term corporate debt	$1,017,489	$995,190
Long-term project debt	4,647,941	4,387,674
Grants and other liabilities	1,251,578	1,263,744
Derivative liabilities	151,861	223,453
Deferred tax liabilities	302,079	308,859
Total non-current liabilities	$7,370,948	$7,178,920
Current liabilities
Short-term corporate debt	$38,656	$27,881
Short-term project debt	389,066	648,519
Trade payables and other current liabilities	122,346	113,907
Income and other tax payables	31,956	34,098
Total current liabilities	$582,024	$824,405
Total equity and liabilities	$9,755,468	$9,751,930

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2022	2021
Profit/(loss) for the period	$(9,842)	$(11,064)
Financial expense and non-monetary adjustments	182,751	171,992
Profit for the period adjusted by financial expense and non-monetary adjustments	$172,909	$160,928
Variations in working capital	(19,048)	17,099
Net interest and income tax paid	(16,546)	(30,872)
Net cash provided by operating activities	$137,315	$147,155
Investment in contracted concessional assets	(5,007)	(6,341)
Other non-current assets/liabilities	(804)	1,921
Acquisitions of subsidiaries and entities under the equity method	(39,009)	(10,744)
Distributions from entities under the equity method	31,870	8,799
Net cash used in investing activities	$(12,950)	$(6,365)

Net cash provided by financing activities	$(8,802)	$66,865

Net increase in cash and cash equivalents	$115,563	$207,655
Cash and cash equivalents at beginning of the period	622,689	880,487
Translation differences in cash or cash equivalent	749	(9,848)
Cash & cash equivalents at end of the period	$739,001	$1,078,293

Reconciliation of Adjusted EBITDA to Profit for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2022	2021
Profit/(loss) for the period attributable to the Company	$(12,042)	$(19,172)
Profit/(loss) attributable to non-controlling interest	2,200	8,108
Income tax	(3,906)	15,241
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5,982	2,339
Financial expense, net	80,467	81,192
Depreciation, amortization, and impairment charges	100,925	83,541
Adjusted EBITDA	$173,626	$171,249

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2022	2021
Net cash provided by operating activities	$137,315	$147,155
Net interest and income tax paid	16,546	30,872
Changes in working capital	19,047	(17,099)
Other non-monetary items	(10,413)	6,834
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates and other	11,131	3,487
Adjusted EBITDA	$173,626	$171,249

Reconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2022	2021
Profit/(loss) for the period attributable to the Company	$(12,042)	$(19,172)
Profit/(loss) attributable to non-controlling interest	2,200	8,108
Income tax	(3,906)	15,241
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5,982	2,339
Financial expense, net	80,467	81,192
Depreciation, amortization, and impairment charges	100,925	83,541
Adjusted EBITDA	$173,626	$171,249
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(14,202)	(3,298)
Non-monetary items	10,413	(6,834)
Accounting provision for electricity market prices in Spain	7,141	(659)
Difference between billings and revenue in assets accounted for as concessional financial assets	18,169	9,167
Income from cash grants in the US	(14,643)	(14,678)
Other non-monetary items	(254)	(664)
Dividends from equity method investments	31,870	8,799
Interest and income tax paid	(16,546)	(30,872)
Principal amortization of indebtedness	(24,789)	(14,972)
Deposits into/ withdrawals from restricted accounts[10]	13,402	(26,576)
Change in non-restricted cash at project level[10]	(103,116)	(71,162)
Dividends paid to non-controlling interests	(6,221)	(4,215)
Changes in other assets and liabilities	(10,030)	29,118
Cash Available For Distribution	$54,407	$51,237

[10]
“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

Reconciliation of CAFD to CAFD per share

	For the three-month period ended March 31,
	2022	2021
CAFD (in thousands of U.S. dollars	$54,407	$51,237
Weighted average number of shares (basic) for the period (in thousands)	112,741	110,386
CAFD per share (in U.S. dollars)	$0.4826	$0.4642

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: May 9, 2022	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer